# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TCW Direct Lending VIII LLC, CIK 0001825265
CUSIP: 000000000
Title of class of securities: Limited Liability Company Units
Address of issuer's principal executive offices: 515 South Flower Street, Los Angeles, California (CA), 90071
Date of event which requires filing of this statement: 04/01/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000897599

## Reporting persons
- LOCKHEED MARTIN INVESTMENT MANAGEMENT CO: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (7.9% of the class)
- Lockheed Martin Corporation Master Retirement Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (7.9% of the class)

## Item 1. Issuer
Name of issuer: TCW Direct Lending VIII LLC
Address of issuer's principal executive offices: 515 South Flower Street, Los Angeles, CA 90071

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by and on behalf of each of Lockheed Martin Investment Management Company ("LMIMCo") and Lockheed Martin Corporation Master Retirement Trust ("MRT" and together with LMIMCo, the "Reporting Persons"). MRT is an employee benefit plan trust governed by ERISA. LMIMCo is the named fiduciary of MRT and may be deemed to beneficially own securities held by MRT.

The Reporting Persons have entered into a Joint Filing Agreement, dated July 13, 2026, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Act").
Address of principal business office or, if none, residence: The principal business address of LMIMCo and MRT is c/o Lockheed Martin Investment Management Company, 6801 Rockledge Drive, MP 150, Bethesda, MD 20817.
Citizenship: LMIMCo is organized under the laws of the State of Delaware. MRT is established under the laws of the State of New York.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 500,000 Limited Liability Company Units
Percent of class:
7.9%
The percentage of class beneficially owned is based on 6,310,260 Limited Liability Company Units outstanding as of May 13, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 13, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 500000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 500000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement dated July 13, 2026

## Signatures
- LOCKHEED MARTIN INVESTMENT MANAGEMENT CO: /s/ Robert C. Varnell, Robert C. Varnell, Vice President & General Counsel (07/13/2026)
- Lockheed Martin Corporation Master Retirement Trust: /s/ Robert C. Varnell, By: Lockheed Martin Investment Management Company, as named fiduciary. By: Robert C. Varnell, Vice President & General Counsel (07/13/2026)